FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 18, 2006

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES DECISIONS OF THE BOARD OF DIRECTORS

Moscow, Russia — 18 December 2006 — Mechel OAO (NYSE: MTL) announces appointment of Mr. Igor Zyuzin to the position of Chief Executive Officer.

The Board of Directors of Mechel OAO appointed Mr. Igor Zyuzin, currently Chairman of the Board and core shareholder, to the position of CEO. In addition, the Board also elected Vladimir Iorich to replace Mr. Zyuzin as Chairman of the Board.  Mr. Iorich is leaving his position as CEO of the company in accordance with the previously announced agreement between shareholders.

Igor V. Zyuzin has held the position of the Chairman of Mechel’s Board of Directors since March 2003, when Mechel was initially registered. Mr. Zyuzin also serves as the Chairman of the Board of Directors of Southern Kuzbass Coal Company, a position he has held since May 1999. From 1997 to 1999, Mr. Zyuzin was the Chairman of the Board of Directors of Mezhdurechensk Coal Company, which was merged into Southern Kuzbass Coal Company, and a member of the Board of Directors of Kuzbass Central Processing Plant. Mr. Zyuzin has over 16 years of experience in the coal mining industry and holds a doctorate in coal mining from Tula Polytechnic University. Mr. Zyuzin is also a certified coal mining engineering economist.

“From the very day of its foundation Mechel has been developing quickly,” said Mr. Zyuzin CEO of Mechel.. “From a small coal trading house we evolved into one of the leading mining and steel companies of the Russian Federation. Today we feel that there is a potential for Mechel to become more important player on the Russian and world markets. We see opportunities for Mechel in development of the coal business and further coal processing within the company. I always considered the core shareholders to bear most of responsibility for the business, so I decided to personally lead Mechel on its way to becoming global player on the coal market. I will be able to return to the question of giving over operational control when we have achieved this goal.”

Alexey Ivanushkin will continue to hold the position of Chief Operating Officer of the company.

The Board of Directors have also accepted the Corporate Governance Code and approved new editions of “Bylaw on the Audit Committee of the Board of Directors” and “Bylaw on Internal Audit”. Moreover, they have agreed to hold a general shareholders meeting on February 1st, 2007. According to the agenda, the shareholders are to confirm the new editions of the Mechel OAO bylaws mentioned above, and to approve other decisions on operational activities.

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Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-495-258-18-28

Fax: 7-495-258-18-38

irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:   December 18, 2006